Brown & Brown INSURANCE®

News Release

Cory T. Walker
Chief Financial Officer
(386) 239-7250

July 17, 2008

BROWN & BROWN, INC.
ANNOUNCES A 3.6% INCREASE IN COMMISSIONS AND FEES REVENUES

(*Daytona Beach and Tampa, Florida*) . . . Brown & Brown, Inc. (NYSE:BRO) today announced its net income and net income per share for the second quarter of 2008. Additionally, it announced that its total commissions and fees revenues for the second quarter of 2008 increased 3.6% over the second quarter of 2007.

Net income for the second quarter of 2008 was $40,398,000, or $0.29 per share, compared with $52,012,000, or $0.37 per share for the same quarter of 2007. Excluding the non-recurring gain of $9,823,000 on the sale of Rock-Tenn shares in the second quarter of 2007, net income for the second quarter of 2007 was $45,969,000, or $0.33 per share. Total revenue for the second quarter ended June 30, 2008 was $241,720,000, compared with 2007 second-quarter revenue of $246,644,000. Excluding the non-recurring gain of $9,823,000 on the sale of Rock-Tenn shares in the second quarter of 2007, total revenues for the second quarter of 2008 increased 2.1% over the adjusted total revenues in the corresponding quarter of 2007, which equaled $236,821,000.

Total revenue for the six-months ended June 30, 2008 was $498,435,000, compared with the total revenues for the first half of 2007 of $505,157,000. Excluding the non-recurring gain of $18,664,000 on the sale of Rock-Tenn shares in the first half of 2007, total revenues for the first six-month period of 2008 increased 2.5% over the adjusted total revenues in the corresponding period of 2007, which equaled $486,493,000. Net income for the six-month period ended June 30, 2008 was $92,158,000, or $0.65 per share, compared with $111,739,000, or $0.79 per share for the same period of 2007. Excluding the non-recurring gain of $18,664,000 on the sale of Rock-Tenn shares in the first half of 2007, net income for the six-month period ended June 30, 2008 was $92,158,000 compared to the adjusted net income of the comparable period in 2007 of $100,312,000.

J. Hyatt Brown, Chairman and Chief Executive Officer, noted, "Our results for the quarter were reflective of the continuing soft market. The general economic slowdown varies in degree across our 38 states footprint, but is causing reductions in renewal exposure units in most locations and in most classes of business. Even with this dual headwind, Brown & Brown has shown a dogged commitment to growth and margins. The good news is we think 2009 should be better."

Jim W. Henderson, Vice Chairman and Chief Operating Officer, added, "The second quarter of 2008 was one of our more active periods for acquisitions with 13 transactions closing, representing $47.5 million in estimated annualized revenues. For the year, we have closed 25 transactions with estimated annualized revenues of $79.0 million. We are very proud of the

high-quality class of agencies that have elected to join us. The number of prospects for M&A continues to be very encouraging."

Brown & Brown, Inc. and its subsidiaries offer a broad range of insurance and reinsurance products and services, as well as risk management, third party administration, managed health care, and Medicare set-aside services and programs. Providing service to business, public entity, quasi-public entity, individual, trade and professional association clients nationwide, the Company is ranked by *Business Insurance* magazine as the United States' sixth largest independent insurance intermediary. The Company's Web address is www.bbinsurance.com.

This press release may contain certain statements relating to future results which are forward-looking statements, including those relating to future financial results and to acquisition opportunities. These statements are not historical facts, but instead represent only the Company's current belief regarding future events, many of which, by their nature, are inherently uncertain and outside of the Company's control. It is possible that the Company's actual results, financial condition and achievements may differ, possibly materially, from the anticipated results, financial condition and achievements contemplated by these forward-looking statements. Further information concerning the Company and its business, including factors that potentially could materially affect the Company's financial results and condition, as well as its other achievements, are contained in the Company's filings with the Securities and Exchange Commission. Some factors include: general economic conditions around the country; downward commercial property and casualty premium pressures; the effects of recent legislative and regulatory changes in Florida pertaining to the insurance industry, including those relating to coastal property coverages; the competitive environment; the integration of the Company's operations with those of businesses or assets the Company has acquired or may acquire in the future and the failure to realize the expected benefits of such integration; the potential occurrence of a disaster that affects certain areas of the States of California, Florida, Georgia, Michigan, New Jersey, New York, Pennsylvania, Texas and/or Washington, where significant portions of the Company's business are concentrated; and the cost and impact on the Company of previously disclosed regulatory inquiries regarding industry and Company practices with respect to compensation received from insurance carriers. All forward-looking statements made herein are made only as of the date of this release, and the Company does not undertake any obligation to publicly update or correct any forward-looking statements to reflect events or circumstances that subsequently occur or of which the Company hereafter becomes aware.

# # #

Brown & Brown, Inc.
CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except per share data)
(unaudited)

	For the Three Months Ended June 30		For the Six Months Ended June 30	
	2008	2007	2008	2007
REVENUES				
Commissions and fees	$238,835	$230,476	$492,363	$476,035
Investment income	1,909	12,990	3,908	24,569
Other income, net	976	3,178	2,164	4,553
Total revenues	241,720	246,644	498,435	505,157
EXPENSES				
Employee compensation and benefits	120,514	112,636	241,701	223,446
Non-cash stock-based compensation	1,800	1,334	3,744	2,836
Other operating expenses	34,384	31,558	65,588	63,481
Amortization	11,392	9,965	22,508	19,467
Depreciation	3,292	3,239	6,538	6,279
Interest	3,744	3,416	7,178	7,050
Total expenses	175,126	162,148	347,257	322,559
Income before income taxes	66,594	84,496	151,178	182,598
Income taxes	26,196	32,484	59,020	70,859
Net income	$ 40,398	$ 52,012	$ 92,158	$111,739
Net income per share:				
Basic	$0.29	$0.37	$0.65	$0.80
Diluted	$0.29	$0.37	$0.65	$0.79
Weighted average number of shares outstanding:				
Basic	140,723	140,384	140,713	140,303
Diluted	141,265	141,120	141,330	141,170
Dividends declared per share	$0.07	$0.06	$0.14	$0.12

Brown & Brown, Inc.
INTERNAL GROWTH SCHEDULE
Core Commissions and Fees[1]
Three Months Ended June 30, 2008
(in thousands)
(unaudited)

	Quarter Ended 6/30/08	Quarter Ended 6/30/07	Total Net Change	Total Net Growth %	Less Acquisition Revenues	Internal Net Growth $	Internal Net Growth %
Florida Retail	$ 45,806	$ 50,858	$ (5,052)	(9.9)%	$ 2,827	$ (7,879)	(15.5)%
National Retail	73,920	63,847	10,073	15.8%	14,393	(4,320)	(6.8)%
Western Retail	24,588	23,898	690	2.9%	3,587	(2,897)	(12.1)%
Total Retail	144,314	138,603	5,711	4.1%	20,807	(15,096)	(10.9)%
Wholesale Brokerage	44,362	45,369	(1,007)	(2.2)%	5,294	(6,301)	(13.9)%
Professional Programs	9,353	9,080	273	3.0%	-	273	3.0%
Special Programs	27,412	22,599	4,813	21.3%	147	4,666	20.6%
Total National Programs	36,765	31,679	5,086	16.1%	147	4,939	15.6%
Services	7,982	9,184	(1,202)	(13.1)%	-	(1,202)	(13.1)%
Total Core Commissions and Fees (1)	$233,423	$224,835	$ 8,588	3.8%	$26,248	$ (17,660)	(7.9)%

Reconciliation of Internal Growth Schedule to Total Commissions and Fees Included in the Consolidated Statements of Income for the Three Months Ended June 30, 2008 and 2007

(in thousands)
(unaudited)

	Quarter Ended 6/30/08	Quarter Ended 6/30/07
Total core commissions and fees(1)	$233,423	$224,835
Contingent commissions	5,412	2,746
Divested business	-	2,895
Total commission & fees	$238,835	$230,476

(1) Total core commissions and fees are our total commissions and fees less (i) profit-sharing contingent commissions (revenue derived from special revenue-sharing commissions from insurance companies based upon the volume and the growth and/or profitability of the business placed with such companies during the prior year), and (ii) divested business (commissions and fees generated from offices, books of business or niches sold by the Company or terminated).

Brown & Brown, Inc.
CONSOLIDATED BALANCE SHEETS

(in thousands, except per share data)
(unaudited)

	June 30, 2008	December 31, 2007
ASSETS		
Current assets:		
Cash and cash equivalents	$ -	$ 38,234
Restricted cash and investments	215,630	254,404
Short-term investments	6,625	2,892
Premiums, commissions and fees receivable	264,166	240,680

Deferred income taxes	-	17,208
Other current assets	42,880	33,964
Total current assets	529,301	587,382
Fixed assets, net	64,223	62,327
Goodwill	978,796	846,433
Amortizable intangible assets, net	484,311	443,224
Other assets	16,202	21,293
Total assets	$2,072,833	$1,960,659
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Premiums payable to insurance companies	$ 421,173	$ 394,034
Premium deposits and credits due customers	32,243	41,211
Accounts payable	24,121	18,760
Accrued expenses	73,697	90,599
Current portion of long-term debt	7,070	11,519
Total current liabilities	558,304	556,123
Long-term debt	253,649	227,707
Deferred income taxes, net	74,459	65,736
Other liabilities	12,228	13,635
Shareholders' equity:		
Common stock, par value $0.10 per share; authorized 280,000 shares; issued and outstanding 140,708 at 2008 and 140,673 at 2007	14,071	14,067
Additional paid-in capital	236,163	231,888
Retained earnings	923,951	851,490
Accumulated other comprehensive income	8	13
Total shareholders' equity	1,174,193	1,097,458
Total liabilities and shareholders' equity	$2,072,833	$1,960,659